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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46410

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/08**   AND ENDING   **12/31//08**
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **ALFS, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook   **IL**   **60062**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marian Goll   **847-402-3831**
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive   **Chicago**   **IL**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marian Goll, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ALFS, INC. for the year ended December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marian Goll 2/13/09
Signature   Date

Treasurer
Title

```
OFFICIAL SEAL
KATHERINE GREFSHEIM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/26/09
```

Katherine Grefsheim
Notary Public

This report ** contains (check all applicable boxes):

☒		Independent Auditors' Report.
☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income (Operations).
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
☒	(g)	Computation of Net Capital.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALFS, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
ALFS, Inc.
Northbrook, IL

We have audited the accompanying statement of financial condition of ALFS, Inc. (the "Company") (a wholly owned subsidiary of Allstate Life Insurance Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ALFS, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2009

Member of
Deloitte Touche Tohmatsu

ALFS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH	$	189,053
RECEIVABLE FROM ALLSTATE LIFE		16,960
OTHER ASSETS		22,022
TOTAL ASSETS	$	228,035

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Wholesaling and marketing expense	$	10,577
Payable to affiliates		6,400
Income taxes payable to affiliate		81
Accounts payable and accrued expenses		100
Total liabilities		17,158
SHAREHOLDER'S EQUITY:		
Common stock—$10 par value, 10,000 shares authorized and 250 shares issued and outstanding		2,500
Additional capital paid-in		134,500
Retained earnings		73,877
Total shareholder's equity		210,877
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	228,035

See notes to financial statements.

ALFS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Underwriting revenue	$	205,502
Other revenue		11,798
Total revenues		217,300
EXPENSES:		
Wholesaling and marketing expenses		197,709
General and administrative expenses		29,883
Regulatory fees and other expenses		49,312
Less amounts reimbursed by Allstate Life		(62,159)
Total expenses		214,745
INCOME FROM OPERATIONS BEFORE INCOME TAXES		2,555
INCOME TAX ES		2,636
NET LOSS	$	(81)

See notes to financial statements.

ALFS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Capital Paid-in	Retained Earnings	Total Shareholder's Equity
BALANCE — Beginning of year	$ 2,500	$ 134,500	$ 73,958	$ 210,958
Net loss	-	-	(81)	(81)
BALANCE — End of year	$ 2,500	$ 134,500	$ 73,877	$ 210,877

See notes to financial statements.

ALFS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(81)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Payable to affiliates		6,400
Receivable from Allstate Life		18,688
Other assets		(4,893)
Wholesaling and marketing expense payable		(10,858)
Income taxes payable		(12,169)
Accounts payable and accrued expenses		(11,079)
Net cash used in operating activities		(13,992)
NET DECREASE IN CASH		(13,992)
CASH — Beginning of year		203,045
CASH — End of year	$	189,053

ALFS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. **GENERAL**

   Basis of Presentation— The accompanying financial statements include the accounts of ALFS, Inc. (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), which is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Nature of Operations—The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with FINRA. The Company earns and receives from Allstate Life a distribution fee for variable annuity contracts underwritten by the Company in exact proportion to wholesaling and marketing support expenses incurred and paid to an unaffiliated third party. The Company earns no revenue in association with its underwriting activities related to variable life and variable universal life contracts or in association with the distribution of the insurance products issued by Allstate Life. The Company is reimbursed by Allstate Life for all expenses incurred.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Underwriting Revenues - Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. A receivable is established for fees earned but not yet collected.

   Wholesaling and marketing expense – Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

   Regulatory fees and other expenses – Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, advertising costs, state filing fees, commission expenses and other costs incurred in the normal course of business. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

   General and administrative expenses – General and administrative expenses reflect costs allocated to the Company from Allstate Life or other affiliates of the Corporation for providing administrative activities to the Company. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

Income Taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax bases of assets and liabilities at December 31, 2008.

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2008, the Company had net capital, as defined under the Rule, of $182,472 which was $177,472 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 9% of its net capital.

4. INCOME TAXES

The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2008 and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The Company paid income taxes of $14,805 in 2008.

The effective tax rate on income from operations is 103.2% primarily due to state income tax paid of $2,555 on 2007 taxable income.

5. RELATED-PARTY TRANSACTIONS

Allstate Life reimburses the Company for all expenses incurred in the underwriting and distributing of certain SEC-registered variable annuity, variable life, and variable universal life contracts, which include regulatory fees and other expenses as well as allocations for corporate services and administrative costs from Allstate Life. During the year ended December 31, 2008, the Company incurred expenses of $62,159. The Company received net reimbursements from Allstate Life of $69,989 and $6,383 is due at December 31, 2008.

The Company earned underwriting revenue of $205,502 for underwriting services provided to Allstate Life. At December 31, 2008, $10,577 is due from Allstate Life for distribution fees earned.

The Company earns commission revenue and incurs equal commission expense on variable annuity and variable universal life contracts sold by wholesalers registered with the Company and affiliated with Lincoln Benefit Life Company ("LBL"), a wholly owned subsidiary of Allstate Life. The contracts are issued by LBL and LBL pays the commissions to the wholesalers on behalf of the Company. In 2008, the Company earned commission revenue and incurred commission expense of $11,798 in accordance with this arrangement. This commission revenue and commission expense is included as a component of the other revenues and regulatory fees and other expenses, respectively, on the Statement of Operations.

6. **FINANCIAL INSTRUMENTS**

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

ALFS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY		$ 210,877
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1:		
Nonallowable assets:		
Other assets	$ 22,022	
Receivable from Allstate Life	6,383	
Total nonallowable assets		28,405
NET CAPITAL		$ 182,472

AGGREGATE INDEBTEDNESS — $ 17,158

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 1,143
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 177,472
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2008, filed on January 27, 2009.

ALFS, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008**

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

February 23, 2009

To the Board of Directors and Shareholder of
ALFS, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of ALFS, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



END